Exhibit 99.1

DELHAIZE GROUP INCREASES VOLUNTARY TENDER OFFER PRICE

FOR ALFA-BETA VASSILOPOULOS BY 11.5% TO EUR 34.00

Vassilopoulos Family Supports New Offer Price and Accepts the Tender Offer

BRUSSELS, Belgium – June 29, 2009—Delhaize Group (Euronext Brussels: DELB – NYSE: DEG), the Belgian international food retailer, announced today that its wholly-owned subsidiary Delhaize “The Lion” Nederland B.V. (“Delned”) has increased its offer price by EUR 3.50 to EUR 34.00 per common registered share of Alfa-Beta Vassilopoulos (“Alfa-Beta”). In addition, Delhaize Group communicates that it has reached an agreement of acceptance at the increased tender price with the members of the Vassilopoulos family to tender 887 494 Alfa-Beta shares, or approximately 7% of the total, and with another important private shareholder to tender 630 000 Alfa-Beta shares, or approximately 5% of the total.

Pierre-Olivier Beckers, President and CEO of Delhaize Group, commented: “I am very pleased that the members of the founding family of Alfa-Beta support our voluntary tender offer. Delhaize Group has enjoyed a successful partnership with the Vassilopoulos family since our first investment in Alfa-Beta in 1992, and we are grateful for all their support over the years. We feel that the present agreement is a testimony of our common confidence in the future of Alfa-Beta.”

Mr Charalambos Vassilopoulos commented on behalf of the Vassilopoulos family members: “The tender offer confirms the longstanding partnership of the Vassilopoulos family with Delhaize Group. Delhaize Group has been a great partner for Alfa-Beta and the family since it first invested in the company in 1992. We are convinced that they will continue to support Alfa-Beta going forward, that they will preserve the unique positioning of the company in the market and respect its values and, most importantly, its associates.”

On May 18, 2009, Delhaize Group announced that Delned had filed with the Hellenic Capital Market Commission (“CMC”) a voluntary tender offer for all the outstanding shares of Alfa-Beta not owned by Delned at a price of EUR 30.50 per Alfa-Beta share. Prior to commencement of the tender offer Delhaize Group owned approximately 65.27% of the outstanding shares of Alfa-Beta.

The information circular for the tender offer was approved by the CMC on June 5, 2009. On June 22, 2009 the Board of Directors of Alfa-Beta expressed its opinion, supported by its independent financial advisors, that the tender offer is fair from a financial point of view to the minority shareholders of Alfa-Beta.

Delned has today announced that it is seeking approval from the CMC for an increase by 11.5% in the tender offer price to EUR 34.00 per Alfa-Beta share. Compared with the trading level of Alfa-Beta prior to announcement of the tender offer, the increased tender offer price represents a premium of:

•	36.0% over the closing stock market price on May 15, 2009,

•	38.9% over the volume weighted average closing stock market price of the last three-month period ended on May 15, 2009, and

•	31.0% over the volume weighted average closing stock market price of the last six-month period ended on May 15, 2009.

All Alfa-Beta shares validly tendered by the closing date of the offer, July 9, 2009, will be entitled to receive the increased tender offer price of EUR 34.00 per share (net of applicable taxes). Delned intends to purchase Alfa-Beta shares on- or off-market at prices up to the increased offer price of EUR 34.00 per Alfa-Beta share. Delned does not intend to increase the tender offer price further.

As communicated on May 18, 2009, Delned intends to exercise its statutory right to acquire any remaining Alfa-Beta shares if Delned’s interest in Alfa-Beta reaches at least 90% of the voting rights at closing of the tender offer. Upon reaching 95% of the voting rights in Alfa-Beta, Delned plans to initiate the process for delisting Alfa-Beta’s shares from the Athens Exchange.

Please consult the website of the Athens Exchange (www.athex.gr) for the formal announcement regarding this increased tender offer price.

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Alfa-Beta is a Greek food retail company which was established in 1969. At the end of the first quarter of 2009, Alfa-Beta’s sales network consisted of 199 stores (of which 151 company-operated, 38 affiliated stores and 10 Cash-and-Carry stores). In 2008, Alfa-Beta’s consolidated revenues amounted to approximately EUR 1 337 million and its net consolidated profit to approximately EUR 32.7 million. At the end of 2008, Alfa-Beta employed 7 612 people. Alfa-Beta has been listed on the Athens Exchange (BASIK) since 1990. Delhaize Group acquired approximately 45.42% of the capital of Alfa-Beta in 1992, and has bought shares in the open market since then to reach an interest of approximately 65.86% of the total Alfa-Beta’s shares today.

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of the first quarter of 2009, Delhaize Group’s sales network consisted of 2 670 stores. In 2008, Delhaize Group posted EUR 19 billion in revenues and EUR 467 million in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Disclaimers

This press release is neither an offer to purchase nor a solicitation to buy any of Alfa-Beta’s common registered shares nor is it a solicitation for acceptance of the Tender Offer. Delned is making the Tender Offer only by, and pursuant to the terms set out in, the information circular as revised by Delned’s announcement of the increased offer price, and the information in this press release is qualified by reference to the information circular and Delned’s announcement of the increased offer price. None of Delhaize Group, Delned or the financial advisors makes any recommendation as to whether holders of Alfa-Beta’s common registered shares should participate in the Tender Offer.

The Tender Offer referred to in this announcement is not being made to, and any offers will not be accepted from, or on behalf of, holders of Alfa-Beta’s common registered shares in any jurisdiction in which the making of such Tender Offer will not be in compliance with the laws and regulations of such jurisdiction. Persons into whose possession this announcement, the information circular (referred to above) or any other materials relating to the Tender Offer comes are required to inform themselves about, and to observe, any such restrictions.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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